Registrant: TIAA-CREF Life Insurance Company

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Contact:

John D. Piller

Director, Associate General Counsel

Office: 704-988-5681

Fax: 704-988-5246

E-mail: jpiller@tiaa.org

April 27, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andrea Magovern – Division of Investment Management, Office of Insurance Products

Re:	TIAA-CREF Life Insurance Company (“Registrant”)

Post-Effective Amendment #1 Registration to the Registration Statement on Form S-1

Registration File No. 333-210342

Investment Horizon Annuity Contract

Dear Commissioners and Ms. Magovern:

On April 27, 2017, Registrant submitted Post-Effective Amendment #1 to the Initial Registration Statement for the Investment Horizon Annuity contract.

LIMITED SCOPE OF CHANGES TO THE PROSPECTUS

Annual update changes

Changes in Post-Effective Amendment #1 to the Initial Registration Statement of the Investment Horizon Annuity are limited to current financial statements, consents, exhibits, and annual updated information, and a few minor non-material corrections and changes.

If the Post-Effective Amendment was eligible to be filed pursuant to Rule 485 under the Securities Act of 1933, the Registrant would have made the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings. Internal counsel has reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

For these reasons, REGISTRANT REQUESTS AN ACCELERATED EFFECTIVE DATE OF MAY 1, 2017 FOR THIS REGISTRATION.

If you have any question concerning this filing, please contact our counsel, John D. Piller, by telephone at (704) 988-5681 or by e-mail at jpiller@tiaa.org.

Respectfully Submitted,

/s/ Christopher J. Weyrauch

Christopher Weyrauch

President and Chief Executive Officer

TIAA-CREF Life Insurance Company

/s/ Angela M. Kahrmann

Angela M. Kahrmann

President and Chief Operating Officer

TIAA-CREF Individual & Institutional Services, LLC (Principal Underwriter)